SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-50601

                                                        CUSIP Number 30231N 10 7

         (Check one)

         |_| Form 10-K and Form 10-KSB    |_| Form 11-K    |_| Form 20-F

         |X| Form 10-Q and Form 10-QSB    |_| Form N-SAR

         For period ended SEPTEMBER 30, 2005
                          ---------------------------------------------

         ___ Transition Report on Form 10-K and Form 10-KSB

         ___ Transition Report on Form 20-F

         ___ Transition Report on Form 11-K

         ___ Transition Report on Form 10-Q and Form 10-QSB

         ___ Transition Report on Form N-SAR

         For the transition period ended ___________________________

         READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant   EZCOMM ENTERPRISES, INC.
                        --------------------------------------------------------

Former name if applicable
                          ------------------------------------------------------

Address of principal executive office
(STREET AND NUMBER)                              16-7 SMJUNG-DONG, OJUNG-GU
                                      ------------------------------------------

City, state and zip code           KYONGGI-DO, KOREA
                         -------------------------------------------------------

                                    PART II
                             RULES 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        | (a)      The reasons  described  in  reasonable  detail in Part III of
        |          this form could not be eliminated without unreasonable effort
        |          or expense;
        | (b)      The subject annual  report,  semi-annual  report,  transition
        |          report on Form 10-K,  10-KSB,  20-F, 11 -K or Form N-SAR,  or
        |          portion  thereof will be filed on or before the 15th calendar
   |X|  |          day  following  the  prescribed  due  date;  or  the  subject
        |          quarterly report or transition  report on Form 10-Q or 10-QSB
        |          or  subject  distribution  report on Form  10-D,  or  portion
        |          thereof  will be filed on of before  the fifth  calendar  day
        |          following the prescribed due date; and
        | (c)      The accountant's  statement or other exhibit required by Rule
        |          12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

              The Registrant's Form 10-QSB, for the quarterly period ended September 30, 2005, could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by registrant within such time period without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    SEUNG KWON NOH                     82-32-676-6283
-------------------------------------------------------------------------------
       (Name)                           (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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


                            EZCOMM ENTERPRISES, INC.
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   NOVEMBER 14, 2005                By   /S/ SEUNG KWON NOH
      ------------------                   -------------------------------------
                                        Name:  Seung Kwon Noh
                                        Title: Chief Executive Officer

         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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



PART IV - OTHER INFORMATION

(3)      EXPLANATION OF ANTICIPATED CHANGE

         On September 30, 2005, pursuant to an Exchange Agreement dated September 1, 2005 (the "Exchange Agreement") by and among the Ezcomm Enterprises, Inc. (the "Registrant"), Eugene Science, Inc., a Korean corporation ("Eugene Science") and certain shareholders of Eugene Science (the "Eugene Science Shareholders"), the Registrant acquired approximately 89.5% of the issued and outstanding shares of Eugene Science in exchange for the issuance to the Eugene Science Shareholders of an aggregate of 272,790,948 shares of the Registrant's Common Stock (the "Exchange Transaction").

         Prior to the Exchange Transaction, the Registrant did not conduct any significant business or operations. As a consequence of the Exchange Transaction, Eugene Science serves as the Registrant's operating entity and Eugene Science's business and operations comprise the overwhelming majority of the Registrant's business and operations. The Registrant incurred a net loss of for the three and nine months ended September 30, 2005, the amount of which is expected to be greater than the net loss reported by the Registrant for the same periods of 2004.


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